Exhibit 99.1

CMS BANCORP, INC.

COMPENSATION COMMITTEE CHARTER

The bylaws of CMS Bancorp, Inc. (“Bancorp”) provide for the establishment of Board committees composed of two or more directors to which limited powers of the Board of Directors may be delegated. By resolution adopted by a majority of the full Board, a Compensation Committee has been established with the following responsibilities and duties:

General Responsibilities

The role of the Compensation Committee is to systematically review management’s performance against the goals and objectives established by the Board of Directors and to recommend changes in the compensation and benefits of the CEO and other members of senior management (senior vice-presidents and above). The Committee will also review director compensation and incentive compensation plans for officers and directors.

Specific Duties:

The Compensation Committee will meet in the first quarter of each year, and more frequently as deemed necessary by its chairman to:

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Evaluate the CEO’s performance during the last year. This evaluation will include an analysis of Bancorp’s performance and the performance of the CEO with respect to matters including, but not limited to, the implementation of strategic and financial plan initiatives. Bancorp’s performance will be evaluated against the prior year, the budget, and against peer banks. The internal and external environment and the CEO’s response to extraordinary factors will be considered in evaluating overall performance.

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Make recommendations to the Board relative to the status, salary, bonus, incentive compensation, and benefits package of the CEO, including the length and provisions of Bancorp’s contract with the CEO.

•	Review and approve the CEO’s recommendations for salary adjustments, merit bonuses, and incentive compensation for senior managers (senior vice-presidents and above).

•	Recommend compensation for the Board of Directors.

•	Quantify total payments under a variety of termination conditions, including upon a Change-in-Control (“CIC”).

•	Assess the impact of the tax and accounting treatment of the various forms of compensation.

•	Make recommendations to the Board with respect to incentive compensation plans.

•	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

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•

Make and approve stock option grants and other discretionary awards under Bancorp’s stock option or other equity incentive plans to all persons who are Board members or executive officers within the meaning of Rule 16b-3 issued by the SEC.

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Amend the provisions of Bancorp’s stock option or other equity incentive plans, to the extent authorized by the Board, and make recommendations to the Board with respect to incentive compensation and equity-based plans.

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Oversee management’s preparation of Bancorp’s proxy statement disclosure of executive and director compensation, including any required Compensation Discussion & Analysis (“CD&A”) and related tabular disclosures and narratives required by the SEC, including specific Committee review and input regarding:

(i)	The discussion of factors important to understanding the objectives, policies and philosophy underlying the executive compensation programs;

(ii)	The allocation of various types of compensation, including short-term and long-term compensation;

(iii)	The specific items of corporate performance taken into account in setting compensation policies and decisions;

(iv)	The factors considered in decisions to increase or decrease executive compensation; and

(v)	The information presented in the Summary Compensation Table and other supporting tabular disclosures, including narrative descriptions as required.

•	Review and decide whether to recommend the final CD&A, if required, to the Board for inclusion in Bancorp’s annual report (Form 10-K) or proxy statement.

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If and to the extent required by applicable laws, prepare a Compensation Committee Report (in accordance with the rules of the SEC, to be included in Bancorp’s proxy statement) which includes at a minimum –

(i) A statement as to whether the Committee reviewed and discussed the CD&A with management;

(ii) A statement providing whether, based on the aforementioned review and discussion, the Committee recommended to the Board that the CD&A be included in Bancorp’s annual report or proxy statement; and

(iii) A list of the Committee members below the Compensation Committee Report disclosure.

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Oversee Bancorp’s policies on structuring compensation programs to preserve tax deductibility and to conform compensation programs and awards with Section 409A of the Code, and, as and when required, establishing performance goals and certifying that performance goals have been attained for purposes of Section 162(m) of the Internal Revenue Code.

•	Consider, review and if applicable approve or amend any policies relating to executive or director compensation (e.g., grant-making, claw-backs, or stock ownership guidelines).

•	Have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

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•

Report to the Board on a regular basis the activities and actions undertaken by the Committee. Also report promptly to the Board on any significant matters arising from the Committee’s work, including awards for top executives and special executive employment, compensation and retirement arrangements.

Committee Members

Annually, the Board of Directors shall appoint a minimum of three independent directors to the Compensation Committee. They shall serve at the pleasure of the Board, and shall be independent for purposes of establishing exemptions under SEC Rule 16 and Section 162(m) and its regulations under the Internal Revenue Code. The Compensation Committee shall be responsible for administering all stock-based and executive compensation plans or programs that Bancorp or its affiliates sponsor or maintain.

The Compensation Committee will, at least every three years, formally evaluate the salary and benefits paid to senior management and directors relative to that paid to individuals holding similar positions at other comparably performing financial institutions in Bancorp’s peer group. These results will be reported to the CEO and the Board.

The Compensation Committee shall keep minutes of its proceedings and submit the same to the Board for information or action at the next regularly scheduled Board meeting.

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